October 15, 2020

VIA E-MAIL

Gus Demopoulos
Strategas Securities, LLC
52 Vanderbilt Avenue 8th Floor
New York, NY 10017


Re:    Strategas Trust, Series 1-1
       File Nos. 333-248861

Dear Mr. Demopoulos:

       On September 17, 2020, you filed a registration statement on Form S-6 for Strategas Trust
(the   Trust  ), a unit investment trust. We have reviewed the registration statement, and have
provided our comments below. For convenience, we generally organized our comments using headings, defined terms, and page numbers from the registration statement. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. We may have additional comments after reviewing your responses to the following comments, or any amendment to the filing.

GENERAL COMMENTS

1. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

2. Please advise us whether you have submitted or expect to submit any exemptive applications or no-action requests in connection with your registration statement.

PROSPECTUS

Overview (Page 3)

3.     The disclosure states:   Alaia Capital, LLC (the   portfolio consultant
) identified
Strategas and its proprietary methodology as the reference asset for the Trust.
  Clarify what the
term   reference asset   means in the context of this particular fund.
 Gus Demopoulos
October 15, 2020
Page 2




Selection of Portfolio Securities

4. Please describe your portfolio selection process and underlying strategy in greater detail.
For example, it is unclear what publicly available data you consider, and over what time periods, in determining the aggregate amount of dollars spent on lobbying. Similarly, it is unclear how you determine the completeness and accuracy of the data, particularly for companies doing business across jurisdictions.

Principal Risks

The Strategas methodology may not accurately measure lobbying intensity (Page
4)

5. This risk factor appears to discuss two different risks: (1) whether the methodology will
accurately measure lobbying intensity and (2) whether the methodology   s
measure of lobbying
intensity is an indicator of earning potential or positive performance. Consider discussing these two risks separately in appropriately captioned risk factors. With respect to the second risk, please consider disclosure addressing (a) the potential that companies facing the largest challenges may be the ones most likely to lobby intensely and (b) the potential for a lack of relationship between lobbying intensity and earnings potential, particularly for companies with multiple business lines. In addition, consider the appropriate location for the second risk above
as it appears to be a key premise of the Trust   s strategy.

Fees and Expenses Table (Page 8)

6.      The disclosure states:    Operating expenses do not include brokerage
costs and other
transactional fees, or other custody charges.    Explain supplementally why
custody costs are not
included in operating expenses.

7.     Please disclose who the Trust pays the organization cost to.

How to Buy Units (Page 11)

8.     The disclosure states:    The offer price will be effective for all
orders received at a
designated time prior to the close of regular trading in the New York Stock
Exchange.    Clarify
what this    designated time    will be.

Trust Administration (Page 14)

9.      The disclosure states that the Trust will buy and sell securities    in
limited circumstances
to protect the Trust.    Later, in your Information Supplement, you suggest the
sponsor may alter
the portfolio by substitution although the portfolio will    generally remain
unchanged under
normal circumstances.    Disclose briefly what these limited circumstances may
be and explain in
 Gus Demopoulos
October 15, 2020
Page 3


correspondence how such purchases, sales, and substitutions are consistent with section 4(2) of
the Investment Company Act, which refers to   a unit of specified securities  .

10. We note your disclosure that Alaia Capital LLC ( Alaia ) acts as a portfolio consultant, evaluator, and supervisor to the Trust and receives a fee from the Trust for doing so. Please file any agreements covering this arrangement and revise your prospectus to address material terms including, the nature of services provided and compensation to be paid. Please explain any relationships between Alaia and the Sponsor in correspondence.

Distribution of Units (Page 16)

11.     Throughout this section, it appears that in several places, the terms
we,     us   and   our
refer to an entity other than the Trust. For example, the disclosure states Such payments are made by us out of our own assets, and not out of the assets of the Trust. Please clarify to whom these terms refer throughout.

Taxation of Trust Distributions (page 17)

12. In the second full paragraph on page 18, the disclosure states that the Trust may make distributions that represent a return of capital. Briefly explain the circumstances under which such distributions will be made.

Expenses (page 20)

13. The disclosure indicates that the Trust may indemnify persons. To the extent such indemnification may apply to liability under the Securities Act of 1933 and the benefits of such indemnification are not waived by such persons, in an appropriate location in the registration statement, include a brief description of any such indemnification provisions and an undertaking substantially in the form provided in Rule 484 that Act.

INFORMATION SUPPLEMENT

14.    We note your section entitled   Information Supplement   which appears
to be distinct
from the prospectus, but incorporated by reference into the prospectus. Supplementally explain your basis for providing such a section in the registration statement. In addition, confirm supplementally that investors will receive a prospectus that contains the information necessary to make an informed investment decision.

General Information (Page 2)

15. Your disclosure indicates that, if the sponsor deposits cash to purchase additional securities, the Trust will pay any associated brokerage fee. Please disclose whether any Trust promoter will receive brokerage fees and, if so, how the fee will be determined.
 Gus Demopoulos
October 15, 2020
Page 4


16.     Please advise us what is intended by the disclosure that the Trust
consists of    (b) any
additional securities acquired and held by the Trust pursuant to the provisions of the trust
agreement.    In responding, please advise why having    unspecified
securities is appropriate for
a unit investment trust.

Statements to Unitholders (Page 6)

17.    The disclosure states:    The accounts of the Trust may be audited
annually, at the Trust   s
expense, by independent public accountants designated by the sponsor, unless the sponsor determines that such an audit would not be in the best interest of the unitholders of the Trust.
Supplementally explain the basis for this statement.

Amendment and Dissolution (Page 8)

18. We note your disclosure that the sponsor or the portfolio consultant may receive compensation in connection with such sales to the extent permitted by
applicable law.    In order
to help investors better understand the fees and expenses associated with your product, and the potential conflicts associated with payments made to your promoters, please consider adding a separately captioned section to your prospectus addressing material conflicts. Such section should describe the nature and terms of the transactions that create conflicts and any provisions in place that are designed to protect investors from such conflicts.

Trust Expenses

19. Please clarify how the portfolio consulting fee is calculated and disclose it in the prospectus.

Signatures

20. Indicate that the registration statement has been signed by the principal accounting officer
or comptroller, and by at least a majority of the Trust   s board of directors
or persons performing
similar functions. See Form S-6 and Section 6 of the Securities Act of 1933.

                                              * * *

         Responses to this letter should be made in a letter to me filed on EDGAR. Where no change will be made in the filing in response to a comment, please indicate this fact in the letter to us and briefly state the basis for your position.

        You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of preliminary prospectuses.

        Although we have completed our initial review of the registration statement, the filing will be reviewed further after we receive your response. Therefore, we reserve the right to
 Gus Demopoulos
October 15, 2020
Page 5


comment further on the registration statement and any amendments. After we have resolved all issues, the Fund and its underwriter must request acceleration of the effective date of the registration statement.

       In closing, we remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures in the registration statement, notwithstanding any review, comments, action, or absence of action by the staff.

       Should you have any questions regarding this letter, please feel free to contact me at
(202) 551-3250.



Sincerely,

                                                                     /s/
Raymond A. Be

                                                                        Raymond
A. Be

Attorney-Adviser


cc:    Anna T. Pinedo, Mayer Brown LLP
       Jay Williamson, Securities and Exchange Commission